EXHIBIT 99.1

enCore Energy Launches Scholarship Programs & Education Society

NASDAQ:EU
TSXV:EU
www.encoreuranium.com

DALLAS, March 1, 2024 /CNW/ - enCore Energy Corp. (NASDAQ: EU) (TSXV: EU) (the "Company" or "enCore"), America's Clean Energy Company™ and a uranium producer, today announced the launch of the enCore Energy Education Society and its Get the Edge from Education Scholarship Programs. As part of enCore's commitment to the communities we operate in, enCore's Education Society is designed to provide youth with a variety of educational tools to develop future leaders in our sector by focusing on sustainable and transferable skills that benefit both our industry and communities where we operate.

The Get the Edge from Education Scholarship Programs are designed to provide financial assistance to students who demonstrate exceptional academic achievements, leadership potential, and a commitment to making a positive impact in their communities. The two scholarship programs; the Community Scholarship and the Team Scholarship, will be available to students residing in counties in proximity to enCore projects and to immediate family members of the enCore team. For more information, please visit our Scholarship page.

Paul Goranson, Chief Executive Officer, stated: "One key challenge of this industry is the age gap between the people we have now, and the people we need in the future. We also see the impact we can have on our local communities who need job opportunities to keep our youth in their home communities. We, at enCore, can contribute to solutions by providing educational resources to help our future leaders achieve careers within their hometowns. The Education Society is our way of providing educational opportunities and crucial economic growth in the communities where we operate and is our privilege to develop minds, enrich lives, and create a brighter future for our youth."

About enCore Energy Corp.

enCore Energy Corp., America's Clean Energy Company™, is committed to providing clean, reliable, and affordable fuel for nuclear energy as the newest uranium producer in the United States. Uranium production commenced at enCore's licensed and past-producing South Texas Rosita Central In-Situ Recovery ("ISR") Uranium Processing Plant ("CPP") in November 2023 with work underway for a planned 2024 restart of uranium production at its licensed and past-producing South Texas Alta Mesa CPP. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. enCore solely utilizes ISR for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy. In-Situ Recovery extracts uranium in a wellfield using natural groundwater and oxygen, coupled with a proven ion exchange process, to recover the uranium.

Future projects in enCore's production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming, along with significant uranium resource endowments in New Mexico providing long term opportunities. enCore diligently works to realize value from other owned assets, including our proprietary uranium database that includes technical information from many past producing companies, from our various non-core assets, and by leveraging our ISR expertise in researching opportunities that support the use of this technology as applied to other metals. enCore is also committed to working with local communities and indigenous governments to create positive impact from corporate developments.

Cautionary Note Regarding Forward Looking Statements:

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain information contained in this news release, including: any information relating to the Company being a leading uranium company, statements regarding future or potential production, and any other statements regarding future expectations, beliefs, goals or prospects; may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws and regulations (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. Such forward-looking statements include statements regarding distribution of uranium by the JV Company from production at Alta Mesa, and regarding our planned extraction and production operations.  All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the company's ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the ability of enCore to act as Manager of the JV Company; receipt of final TSX-V approval for the issuance of enCore shares to Boss Energy; the ability of enCore to implement its business strategies; including commencement of production at Alta Mesa in the planned time frames or at all; the expansion of operations to satellite locations; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation access to capital risks in connection with the Agreement and otherwise, exploration and development risks, changes in commodity prices, access to skilled mining personnel, the results of exploration and development activities; production risks; uninsured risks; regulatory risks; defects in title; the availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; litigation risks; risks posed by the economic and political environments in which the Company operates and intends to operate; increased competition; assumptions regarding market trends and the expected demand and desires for the Company's products and proposed products; reliance on industry equipment manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the Company's annual information form filings. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedarplus.ca. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE enCore Energy Corp.

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%CIK: 0001500881

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com, www.encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 01-MAR-24